Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046
December 17, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hercules Offshore, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 (Filed March 2, 2010)
Definitive Proxy Statement on Schedule 14A (Filed March 26, 2010)
Forms 10-Q for Fiscal Quarter Ended September 30, 2010 (Filed October 28, 2010)
File No. 000-51582
Dear Mr. Schwall:
          Set forth below are responses of Hercules Offshore, Inc. to the Staff’s comments in your letter dated December 6, 2010. For your convenience, we have repeated the comment of the Staff as set forth in the Comment Letter and provided our response to such comment.
Form 10-K for Fiscal Year Ended December 31, 2009
Overview, page 3
1.	You indicate that you have operations in nine countries, six of which are identified in the Notes at pages 105-106. You also mention several other countries in this section, and you reference activity in the Middle East throughout the Form 10-K. Please specify all countries in the Middle East in which you operate.

U.S. Securities and Exchange Commission

Response:
As disclosed in our 2009 Form 10-K and in our monthly fleet status reports filed on Form 8-K, we had operations in the United States, Saudi Arabia, Qatar, India, Mexico, Gabon, Angola, Nigeria and Malaysia. With respect to the Middle East, we currently have operations in Doha, Qatar and Al Khobar, Saudi Arabia. In addition, we have two liftboats that operate at various times in Qatar, the United Arab Emirates and Saudi Arabia and two jackup rigs stacked at a shipyard in Bahrain.
The Company is also a party to a Management Agreement with First Energy Bank B.S.C. (MENAdrill), which is headquartered in Bahrain, whereby we have agreed to market, manage and operate a new-build jackup drilling rig currently located at a shipyard in Sharjah, United Arab Emirates. If this rig commences operations and we manage and operate the rig, we will disclose its location in our public filings.
Insurance, page 11
2.	We note your discussion regarding your coverage for physical damage. In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that any of your rigs or other equipment is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:
•	disclose the applicable policy limits related to your insurance coverage;

•	disclose your related indemnification obligations and those of your customers, if applicable;

•	disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	provide further detail on the risks for which you are insured for your offshore operations.

Response:
U.S. Securities and Exchange Commission

The Company included disclosure with respect to its insurance coverage in the Form 10-Q for the period ended September 30, 2010, on pages 20-21 and updates its disclosures regularly when there are material changes in our coverage. After considering the Staff’s comment, the Company intends to provide additional language regarding its insurance coverage for blow-outs and pollution events and information regarding the typical mutual indemnification obligations with our customers as well as other insurance matters on a prospective basis in its future filings, as applicable, beginning with its 2010 Form 10-K. Assuming no changes to our insurance coverage, our disclosure that will be included in our 2010 Form 10-K will read substantially as follows (the proposed changes have been presented in bold and italicized).
Insurance

The Company maintains insurance coverage that includes coverage for physical damage, third party liability, workers’ compensation and employers’ liability, general liability, vessel pollution and other coverages.

In April 2010, the Company completed the annual renewal of all of its key insurance policies. The Company’s primary marine package provides for hull and machinery coverage for substantially all of the Company’s rigs and liftboats up to a scheduled value of each asset. The total maximum amount of coverage for these assets is $2.1 billion. The marine package includes protection and indemnity and maritime employers liability coverage for marine crew personal injury and death and certain operational liabilities, with primary coverage (or self-insured retention for maritime employers liability coverage) of $5.0 million per occurrence with excess liability coverage up to $200.0 million. The marine package policy also includes coverage for personal injury and death of third-parties with primary and excess coverage of $25 million per occurrence with additional excess liability coverage up to $200 million, subject to a $250,000 per-occurrence deductible. The marine package also provides coverage for cargo and charterer’s legal liability. The marine package includes limitations for coverage for losses caused in U.S. Gulf of Mexico named windstorms, including an annual aggregate limit of liability of $100.0 million for property damage and removal of wreck liability coverage. The Company also procured an additional $75.0 million excess policy for removal of wreck and certain third-party liabilities incurred in U.S. Gulf of Mexico named windstorms. Deductibles for events that are not caused by a U.S. Gulf of Mexico named windstorm are 12.5% of the insured drilling rig values per occurrence, subject to a minimum of $1.0 million, and $1.0 million per occurrence for liftboats. The deductible for drilling rigs and liftboats in a U.S. Gulf of Mexico named windstorm event is $25.0 million. Vessel pollution is covered under a Water Quality Insurance Syndicate policy (“WQIS Policy”) providing limits as required by applicable law, including the Oil Pollution Act of 1990. The WQIS Policy covers pollution emanating from the

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Company’s vessels and drilling rigs, with primary limits of $5 million (inclusive of a $3.0 million per-occurrence deductible) and excess liability coverage up to $200 million.

The Company carries a contractor’s extra expense policy with $50 million primary covering liability for well control costs, expenses incurred to redrill wild or lost wells and pollution, with excess liability coverage up to $200 million for pollution liability that is covered in the primary policy. The policies are subject to exclusions, limitations, deductibles, self-insured retention and other conditions. In addition to the marine package, the Company has separate policies providing coverage for onshore foreign and domestic general liability, employer’s liability, auto liability and non-owned aircraft liability, with customary deductibles and coverage as well as a separate underlying marine package for its Delta Towing business.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases, may require us to indemnify our customers for certain liabilities. Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property, regardless of how the loss or damage to the personnel and property may be caused. Our customers typically assume responsibility for and agree to indemnify us from any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages arising from operations under the contract and originating below the surface of the water, including as a result of blow-outs or cratering of the well. We generally indemnify the customer for the consequences of spills of industrial waste or other liquids originating solely above the surface of the water and emanating from our rigs or vessels.
Insurance, page 11
3.	In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.
Response:
The Company is a drilling contractor and is not a well owner or operator. The Company contracts with offshore leaseholders and well operators who are responsible, pursuant to their lease agreements and applicable law and regulation, to plan for, contain and remediate an oil spill or environmental discharge as a result of drilling or well operations. The leaseholder or operator of the offshore lease is required by regulation to submit detailed oil spill response plans and oil spill financial responsibility certifications. As to our employees and operations, we conduct

U.S. Securities and Exchange Commission

training of our employees and monitor our operations closely in areas of health, safety and the environment. The Company has established formal well-control and blow-out procedures and manuals, a detailed vessel emergency response plan and a rig-specific shipboard oil pollution prevention manual which establish safe procedures for responding to a discharge of a pollutant from our rigs. We have under contract a leading spill containment and response company to assist in the containment of fuel or other rig-based pollutants. The Company regularly trains its employees on these policies and procedures and periodically conducts drills and simulations and audits of compliance with these policies. Certain offshore regulations related to the functionality, inspection and testing of rig equipment, such as blow-out preventers, apply to the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 36
4.	Where two or more factors contributed to material changes over the reported periods, please revise to quantify the amount of the change contributed by each of the factors or events that you identify, to the extent practicable. For example, at page 41 you state that the 23.0% decrease in operating expenses for your domestic offshore segment was driven “primarily by lower labor, catering, repairs and maintenance, and insurance expenses.” See Commission Release No. 33-6835 at Section III.D.
Response:
While we respectfully note the Staff’s comment, we believe our current disclosure on page 41 adequately explains the 23% decrease in operating expenses in our domestic offshore segment. Substantially all of the decrease in operating expenses is related to our cold-stacking of rigs, which causes decreases in our expenses. The explanation included on page 41 states “primarily by lower labor, catering, repairs and maintenance, and insurance expenses primarily as a result of our cold stacking of rigs [emphasis added]. In order to provide the reader with additional information to assess the magnitude the cold-stacking plan had on reducing our domestic offshore expenses we added, “Available days decreased to 4,544 in 2009 from 8,166 in 2008 due to our cold stacking of rigs.” For the benefit of investors, the Company also provided examples of expenses that declined, which included lower labor, catering, repairs and maintenance, and insurance expenses, which are components of total operating expenses. However, the Company believes that it is not practicable or meaningful to investors to quantify the cost impact associated with our cold-stacking plan down to the account-level detail.
Notes to Consolidated Financial Statements
1. Nature of Business and Significant Accounting Policies, page 74

U.S. Securities and Exchange Commission

Property and Equipment, page 77
5.	We note that you recorded approximately $26.9 million of impairment charges relating to the sale of Hercules 110. Please clarify how you considered this event when determining whether a triggering event pursuant to FASB Codification Topic 360-10-35-21 occurred that would cause you to test the long-lived assets in your jackup drilling rig asset classes for impairment. In this regard, explain to us why the necessity of the write-down of Hercules 110 to fair value less costs to sell did not indicate to you that the carrying amount of the entire asset class may not be recoverable.
Response:
We believe the plan to sell and the ultimate impairment of the Hercules 110 were not triggering events for the international asset group under FASB Codification Topic 360-10-35-21 due to the specific facts and circumstances surrounding the Hercules 110. In August 2008, due to our inability to place the Hercules 110 into service in Trinidad and the surrounding areas, we cold-stacked the rig in Trinidad to reduce operating costs. The Hercules 110 differs substantially from our other international rigs in terms of design, operations and location, specifically:
•	Design: The Hercules 110 is limited in design due to its short leg length and restrictive water-depth capabilities as compared to the remainder of our jackup rigs in the international asset group. Our remaining international jackup rigs are more capable and have longer leg lengths than the Hercules 110.

•	Operations: As most of our other international jackup rigs are independent leg rigs (as opposed to mat-supported) they can operate in other shallow water areas around the world, adding operational versatility that the Hercules 110 could not provide.

•	Location: Our other international rigs are located in geographical areas with much larger, and in most cases, more diverse customer bases that historically have been more meaningful consumers of our drilling services in their respective locations (i.e., India, Middle East, Malaysia, West Africa and Mexico). Unlike our other international drilling locations where multiple countries with drilling operations are clustered together, Trinidad is geographically isolated with few, if any, other nearby countries with extreme shallow water drilling operations suitable for the Hercules 110.
At the time of the planned sale and impairment of the Hercules 110, 10 of the remaining 11 rigs in the international asset group were under contract and had approximately 416 days of contracted backlog. Based on these factors, it was determined that the sale and impairment of the Hercules 110 did not indicate that a triggering event had occurred for the entire asset class.

U.S. Securities and Exchange Commission

Controls and Procedures, page 112
6.	You state that the officers “concluded that, as of December 31, 2009, [y]our disclosure controls and procedures were effective, in all material respects, with respect to recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, of information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act” (emphasis supplied). Please eliminate the “material respects” reference, and also revise to indicate, if true, that such officers have concluded that such disclosure controls and procedures were designed to ensure that such information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to the your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). This comment also applies to your filings on Form 10-Q.
Response:
The Company concurs with the Staff’s comment. We will comply with the Staff’s comments in our future filings by including the following disclosure in the description of disclosure controls and procedures, as provided in Regulation S-K, Item 307, and in Rule 13a-15(e):
Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Our chief executive officer and chief financial officer evaluated whether our disclosure controls and procedures as of the end of the period covered by this report were designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to achieve the foregoing objectives as of the end of the period covered by this report.
In addition, the Company hereby confirms to the Staff that, based on the evaluation by management, including our chief executive officer and chief financial officer, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as

U.S. Securities and Exchange Commission

defined in Rule 13a-15(e), were effective as of the applicable time periods of the Company’s filings on Form 10-K and Form 10-Q.
Exhibits and Financial Statement Schedules, page 113
7.	Please ensure that you have filed all material contracts pursuant to Item 601 (b)(10) of Regulation S-K. In this regard, we note your disclosure at page 24 and in note 15 to your financial statements that a significant amount of your revenue is derived from a few companies, including Oil and Natural Gas Corporation Limited, Chevron Corporation, Saudi Aramco, and PEMEX.
Response:
The revenues derived from the customers exceeding 10 percent or more of the Company’s total revenue, including Oil and Natural Gas Corporation Limited (“ONGC”), Chevron Corporation, Saudi Aramco (“Aramco”), and PEMEX Exploración y Producción, were derived under a number of contracts, including separate contracts for each of two rigs for ONGC and Aramco. In the case of Chevron, we have a master or frame agreement entered into in 2004 that has been regularly and extensively amended and supplemented, including with respect to each rig that provides services to Chevron. Each rig or well is governed by a specific contract that sets forth separately negotiated commercial and technical terms and conditions. Therefore, the Company believes that no single contract for any of these customers constitutes a material contract on which the Company’s business is substantially dependent.
In addition, the Company believes that its business contracts might be confusing to investors because of the level of operational detail, as well as our practice of entering into ongoing amendments, supplements and modifications related to a specific rig or well. In order to assist investors in understanding our contracts, we disclose material commercial terms of each contract, identifying customer name, contract revenue and contract duration, each month on Form 8-K in our fleet status reports. As our business contracts are ordinary course contracts under Regulation S-K, Item 601(b)(10), the Company believes that it has filed all material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A
Board of Directors, page 3
8.	For each director and director nominee, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that such person in particular should serve as a director. See Item 401(e) of Regulation S-K.

U.S. Securities and Exchange Commission

Response:
In our proxy statement for 2010, the Company included an extensive discussion of the specific experience, qualifications, attributes and skills of its directors under the heading “Board Leadership Structure” on pages 10-11. In future proxy statements, we will update our disclosure and include this information under a more specific heading. We will also state that these qualifications led to our conclusion that the director should serve on our Board of Directors.
Form 10-Q for Fiscal Quarter Ended September 30, 2010
9.	We note your disclosure at page 45 relating to the effects the recent offshore oil and gas safety reforms may have on your business and results of operations. In this regard, please expand your disclosure to describe the status of your compliance with such recent offshore oil and gas safety reforms promulgated by the U.S. Department of the Interior, including the Oil and Gas and Sulphur Operations in the Outer Continental Shelf; Increased Safety Measures for Energy Development on the Outer Continental Shelf, 75 Fed. Reg. 63346 (Oct. 14, 2010).
Response:
A significant majority of the new rules and regulations promulgated by the U.S. Department of Interior apply solely to deepwater operations or operations occurring in water depths greater than 500 feet or utilizing a sub-sea blow-out preventer. The Company operates exclusively in the shallow water areas of the Gulf of Mexico and all of the Company’s rigs employ surface-based blow-out preventers. Some of the new rules and regulations, including certain aspects of Oil and Gas and Sulphur Operations in the Outer Continental Shelf; Increased Safety Measures for Energy Development on the Outer Continental Shelf, 75 Fed. Reg. 63346 (Oct. 14, 2010) (“Drilling Safety Rule”), apply to the Company’s operations. The new rules and requirements applicable to the Company’s operations primarily relate to additional information and certifications required to be submitted by the leaseholder or operator relating to the certification of blow-out prevention equipment located on the rig. The Drilling Safety Rule requires that an independent third party verifies the capacity of the blow-out preventer to sheer drill pipe under anticipated surface pressures. This requirement is similar to an earlier requirement imposed by the Department of the Interior on June 8, 2010, through the issuance of Notice to Lessee No. 2010-N05, which the Company has been satisfying since shortly after the issuance of the new requirements. The Company believes it is in compliance with the new rules and requirements that apply to the Company’s operations.
Further, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

U.S. Securities and Exchange Commission

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope these responses are satisfactory. If you have further comments or questions, please do not hesitate to contact me with any questions about these matters.

Sincerely,
/s/ Stephen M. Butz
Stephen M. Butz
Senior Vice President, Chief Financial Officer and Treasurer